United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032
(860) 728-7648
Akhil Johri
Executive Vice President, Chief Financial Officer
April 20, 2016
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	United Technologies Corporation
Commission File No. 001-00812
Form 10-K for fiscal year ended December 31, 2015
Filed on February 11, 2016
Dear Mr. Shenk:
This letter sets forth the response of United Technologies Corporation (the "Company") to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated April 13, 2016 regarding the above referenced Form 10-K. Our specific responses to the comments are set forth below following the text of the Staff's comment.
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. Further, we understand and acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to our filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2015
Note 1: Summary of Significant Accounting Principles
Contract Accounting and Separately Priced Maintenance and Extended Warranty Aftermarket Contracts, page 38

1.	Please disclose the change in contract estimates that impacted operating profits for each year presented pursuant to ASC 250-10-50-4.
As disclosed on page 11 of Management’s Discussion & Analysis, and in Note 1 to the financial statements on page 39, operating profits included significant net favorable changes in aerospace contract estimates of approximately $115 million in 2015. Similar disclosure was made in prior years in the same footnote and Aerospace Business discussion within Management’s Discussion & Analysis. Adjusted for discontinued operations, operating profits included significant net favorable changes in aerospace contract estimates of approximately $205 million and $195 million in the years 2014 and 2013, respectively. Changes in contract estimates within our commercial businesses have not generally been significant. We will provide similar disclosure for all periods presented in our 2016 quarterly and annual filings as requested. The following is our proposed disclosure for the quarterly period ended March 31, 2016 which will be included in Management’s Discussion & Analysis:
“We recorded changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC. Operating profit included significant net favorable (unfavorable) changes in aerospace contract estimates of $XX million in the quarter ended March 31, 2016, primarily representing…Operating profit included significant net favorable changes in aerospace contract estimates of $61 million in the quarter ended March 31, 2015, primarily representing favorable contract adjustments recorded at Pratt & Whitney.”

Note 10: Equity. Page 50

2.
We note that you entered into accelerated share repurchase agreements to repurchase $6 billion of common stock. The remaining portion of the repurchase after the initial purchase on November 16, 2015 will be settled over six tranches. In particular, you disclose that upon settlement of each tranche you may, under certain limited circumstances be required to deliver shares or make additional payments to the counterparties. You further disclose that the ASR agreements include mechanisms to determine the number of shares or the amount of cash that will be delivered at settlement, and specific circumstances under which adjustments may be made to the repurchase transactions and under which the repurchase transactions may be cancelled prior to the scheduled maturity. Please tell us in more detail the terms of the agreement including the settlement alternatives, in particular any requirements to cash settle or for which the counterparty has a choice of cash or share settlement, any pricing adjustments and early cancellation provisions associated with the remaining tranches. Also tell us how you are accounting for the remaining tranches and how the guidance in ASC 505-30-25-5 and 25-6 and ASC 815-40, with emphasis on ASC 815-40-25, was considered.

As disclosed, we entered into Accelerated Share Repurchase (ASR) agreements with each of Deutsche Bank AG (“Deutsche Bank”), London Branch and JP Morgan Chase Bank, National Association (“JP Morgan”) (collectively the “Investment Banks”) on November 11, 2015. Under the terms of the agreements, we made aggregate payments of $3 billion to each of the banks on November 16, 2015. On the same day, each bank delivered to us 25,951,557 (total of 51,903,114) shares of our common stock (the “Initial Share Delivery”), which represented approximately 85% of the shares expected to be repurchased pursuant to the ASR agreements based on the price of our common stock at the time.
The $6 billion ASR agreements were segmented into six tranches of $1 billion with each Investment Bank having three tranches of $1 billion each and each tranche documented as a separate confirmation. The ASR tranches with each Investment Bank have staggered minimum maturity dates and the same maximum maturity date. The ASR agreements were structured to comply with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Other than establishing the staggered date mechanism, the Company has no control over the purchases made under the ASR agreements by the Investment Banks, does not receive information from the Investment Banks on the timing or amount of purchases made over the term of the agreements, and has no influence over how, when or whether the purchases will take place. The ASR agreements also provide for an ‘Acceleration Date’ or minimum maturity date for each of the tranches whereby the $1 billion tranche can be settled by or after the noted Acceleration Date but at or before the scheduled maximum maturity date, at the election of the Investment Bank.
Upon settlement of each of the tranches by the Investment Banks, a settlement calculation is done based on the volume-weighted average price (“VWAP”) of the Company’s common stock during the specified ‘Calculation Period’ for each bank (i.e., the period beginning on the Calculation Period start date and ending on the scheduled maximum maturity date, and may be accelerated as described above) for each ASR tranche, less a discount. The number of shares resulting from dividing the $1 billion notional amount for each tranche by the average VWAP less the discount will be reduced by the shares delivered to us in the Initial Share Delivery as it relates to such tranche. If the resulting amount is positive, the Investment Bank is obligated to deliver to us additional shares. Conversely, if the resulting amount is negative, then we, at our election, would deliver shares or the cash equivalent to the Investment Bank. As of the date of this response, only one of the six $1 billion tranches has been fully settled (under the Acceleration Date provisions). As the resulting number of shares to be settled was more than the Initial Share Delivery associated with the tranche, we received additional shares.
During the ‘Calculation Period’, the ASR agreements provide for certain economic adjustments that may or shall be made by the Investment Banks acting as calculation agents, or permits or requires potential early termination, or permits or requires extension of the Calculation Period, including for a ‘Valuation Disruption’ as defined in the 2002 ISDA Equity Derivative Definitions, or an announcement of certain merger activity. In the case of early termination, the Company would be permitted to deliver shares in lieu of cash to satisfy any payment obligation that it may owe.
Accounting
In accordance with ASC 505-30-25-5 and 25-6, the ASRs are accounted for as two transactions: (1) treasury stock repurchases recorded on the initial transaction date, and (2) forward contracts indexed to the company’s own common stock. As such, the initial receipt of the 51.9 million shares received from the Investment Banks was treated as treasury stock (for $5.1 billion) and reduced the outstanding shares used to calculate the weighted-average common shares outstanding for both basic and diluted earnings per share (EPS). These initial shares were recorded at their fair value as of the date of the ASR agreements, with the remaining value from the payment to the Investment Banks recorded as additional paid-in capital (for $900 million) based on the equity classification analysis below.
The second part of the ASR transaction represents a forward contract indexed to our common stock and must first be analyzed under ASC 480-10-25 to determine whether the transaction should be considered a liability contract. Under ASC 480-10-25-8, a company must classify as a liability any financial instrument (other than an outstanding share) that, at inception, has both of the following characteristics:

a.	It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and

b.	It requires or may require the issuer to settle the obligation by transferring assets
In regards to ASC 480-10-25-8, for each of the ASR tranches, we do not have a conditional or unconditional obligation to repurchase our shares or to settle an obligation by transferring assets as the Company has no further obligation to deliver cash to the Investment Banks after inception.
Under ASC 480-10-25-14, a financial instrument that embodies an unconditional obligation that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:

a.	A fixed monetary amount known at inception

b.	Variations in something other than the fair value of the company’s equity shares, or

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares
In case of each of the ASR tranches, settlement is indexed to the Company’s share price and is not based on a fixed monetary value or variations that are inversely related to the Company’s share price as the contract is predominantly a forward sale of the Company’s common shares.
As the forward contract component is not within the purview of ASC 480, it must then be assessed for debt or equity classification under the provisions of ASC 815-40. ASC 815-40-25 provides guidance on the balance sheet classification of freestanding derivative financial instruments that a company enters into that are indexed to, and sometimes settled in, its own stock. Under ASC 815-40-25-4, contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company, except in those limited circumstances in which holders of the underlying shares would also receive cash. As noted previously, the settlement of the forward contracts can be in cash or shares of our common stock at our option only. Similarly, in an early termination event, settlement in shares or in cash is at our option only.
ASC 815-40-25-10 provides a number of other criteria that must be met for a contract to be classified as equity. These criteria along with their applicability to our ASRs are provided as follows:

1.
Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares. Our ASR agreements permit settlement in registered shares or unregistered shares in a private placement, at the Company’s election.

2.
Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding. We have sufficient authorized and unissued shares to meet this requirement.

3.	Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

4.
No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC). There is no required cash payment provision in our ASR agreements, even in the case of failure to make timely filings with the SEC.

5.
No cash-settled top-off or make-whole provisions. In the event a settlement is owed by the Company to the Investment Banks, a top-up could be required following a private placement or registered offering in which the sale proceeds were insufficient to meet our obligation under the forward contract. However, we have the ability to settle the top-up in additional shares, including unregistered shares, subject to the explicit limit noted above. No cash payments are required.

6.
No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract. There are no such provisions in our ASR agreements.

7.
No collateral required. There is no requirement in the contract to post collateral at any point or for any reason. There are no such collateral provisions in our ASR agreements. Settlement of each tranche cannot be netted against tranches with the same Investment Bank, and obligations under the ASRs cannot be set-off by either party against any obligations of the other party.

The Company also considered ASC 815-40-15 to determine whether the forward contract is indexed to the Company’s own stock to qualify for the equity derivative scope exception. Under Step 1, the contingent exercise provisions in the forward contracts were not based on an observable market or an observable index, other than by reference to the Company’s own share price or with reference to the Company’s own operations. Under Step 2, adjustments to the settlement provisions in the forward contracts are solely based on the Company’s share price and inputs based on a standard forward or option pricing model as permitted in ASC 815-40-15-7E.

Based on the structure of our transaction and the terms of the underlying ASR agreements, the forward contract portion of the Company’s ASR transactions satisfy all the foregoing criteria required for equity classification.
Regarding basic EPS, the Company considered whether the forward sale contract is considered a participating security under ASC 260-10-45-63. As there is no adjustment to the settlement value based on the Company’s dividend declaration, the forward contract is not considered a participating security that requires two-class EPS calculation. Regarding diluted EPS, we considered the guidance in ASC 260-10-45-45 as the Company has a choice to settle the forward contract in cash or shares. It is presumed that the contract will be settled in shares as the Company does not have a stated policy to cash settle and past experience does not indicate the Company will cash settle the contract. As of December 31, 2015, we were not in a position where we owed shares to the Investment Banks and, as such, the impact of the ASRs was not dilutive to our EPS calculation.
We appreciate the Staff's consideration of our responses to the above comments. Should you have any questions, or wish to arrange further discussions, please call me directly at 860.728.7648.
Sincerely,
/s/ Akhil Johri
Akhil Johri
Executive Vice President and Chief Financial Officer

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